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Exhibit 21.1

Subsidiaries of Basic Energy Services, Inc.

Name of Subsidiary	Jurisdiction of Formation	Effective Ownership
Basic Energy Services GP, LLC	Delaware	Basic Energy Services, Inc.—100%
Basic Energy Services LP, LLC	Delaware	Basic Energy Services, Inc.—100%
Basic Energy Services L.P.	Delaware	Basic Energy Services GP, LLC—0.01% Basic Energy Services LP, LLC—99.99%
Basic ESA, Inc.	Texas	Basic Energy Services L.P.—100%
Energy Air Drilling Services Co., Inc.	Colorado	Basic Energy Services L.P.—100%
R & R Hot Oil Service Inc.	North Dakota	Basic Energy Services L.P.—100%
Basic Marine Services, Inc.	Delaware	Basic Energy Services L.P.—100%
First Energy Services Company	Delaware	Basic Energy Services L.P.—100%
Western Oil Well Service Co.	Montana	First Energy Services Company—100%
FESCO Alaska, Inc.	Alaska	First Energy Services Company—100%
H.B.&R., Inc.	Montana	FESCO Alaska—100%

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  Exhibit 21.1